Lanxi Tianxianfang Linen Textile Co., Ltd

Audited Financial Statements

Years Ended December 31, 2009 and 2008

INDEPENDENT AUDITOR’S REPORT

                                          Vocation Jing Audit [2010] No.

TO THE BOARD OF DIRECTORS AND OWNERS OF
Lanxi Tianxianfang Linen Textile Co., Ltd

We have audited the accompanying balance sheets of Lanxi Tianxianfang Linen Textile Co., Ltd (the “Company”) as of December 31, 2009 and the related statements of operations and other comprehensive income, changes in owners’ flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Vocation International Certified Public Accountants Co., Ltd

Beijing China
September 8, 2010

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
BALANCE SHEETS

		December 31,
	Notes	2009	2008
		USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents		399,913	874,674
Trade receivables, net	3	677,170	1,554,073
Other receivables, net	3	270,826	156,515
Inventory	4	364,528	2,089,491
TOTAL CURRENT ASSETS		1,712,437	4,674,753

NON--CURRENT ASSETS
Property, plant and equipment, net	5	4,425,217	4,678,207
Land use right, net	6	447,613	456,398
TOTAL NON--CURRENT ASSETS		4,872,830	5,134,605
TOTAL ASSETS		6,585,267	9,809,358

LIABILITIES
CURRENT LIABILITIES
Trade payables		1,825,324	1,896,281
Accrued expenses and other payables	7	1,216,739	4,291,763
Taxes payable	8	-207,637	38,715
TOTAL CURRENT LIABILITIES		2,834,426	6,226,759
TOTAL LIABILITIES		2,834,426	6,226,759

OWNERS’ EQUITY
Capital	9	1,265,655	1,265,655
Statutory reserves	10	208,196	192,030
Accumulated other comprehensive income		403,222	396,643
Retained earnings		1,873,768	1,728,271
TOTAL OWNERS’ EQUITY		3,750,841	3,582,599
TOTAL LIABILITIES AND OWNERS’ EQUITY		6,585,267	9,809,358

See notes to financial statements

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

		Years ended December 31,
	Notes	2009	2008
		USD	USD

Net sales		7,151,564	6,720,763
Cost of sales		6,282,586	5,665,298
Gross profit		868,978	1,055,465

Operating Expense
Sales and marketing		408,513	122,556
Administrative expenses		263,874	250,370
Total operating expenses		672,387	372,926

Income from operations		196,591	682,539

Other income (expense)
Subsidy income	11	26,370	-
Other income (expense)		-5,824	-877
Total other income (expense)		20,546	-877

Net income before income tax		217,137	681,662

Income tax	12	55,474	170,416

Net Income		161,663	511,246

Other comprehensive income
- Foreign currency translation
adjustment		6,579	212,137
Comprehensive income		168,242	723,383

See notes to financial statements

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
STATEMENTS OF CHANGES IN OWNERS’ EQUITY

				Accumulated other
		Statutory	Retained	comprehensive
	Capital	reserves	earnings	income	Total
	USD	USD	USD	USD	USD

Balance at January 1, 2008	1,265,655	140,905	1,268,150	184,506	2,859,216
Net income			511,246		511,246
Transfer to statutory reserve		51,125	-51,125		-
Dividends					-
Other comprehensive income					-
- Foreign currency translation adjustment	-	-	-	212,137	212,137

Balance at December 31, 2008	1,265,655	192,030	1,728,271	396,643	3,582,599
Net income			161,663		161,663
Transfer to statutory reserve		16,166	-16,166		-
Dividends					-
Other comprehensive income					-
- Foreign currency translation adjustment	-	-	-	6,579	6,579
					-
Balance at December 31, 2009	1,265,655	208,196	1,873,768	403,222	3,750,841

See notes to financial statements

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
STATEMENTS OF CASH FLOWS
	Years ended December 31,
	2009	2008
Cash flows from operating activities:	USD	USD

Net income	161,663	511,246
Adjustments to reconcile net income to net cash
Provision for bad debts	4,764
Depreciation and amortization	422,991	343,047
Changes in operating assets and liabilities:
Trade and other receivables	762,592	1,904,875
Inventory	1,724,963	-471,611
Trade payables and other current liabilities	-3,422,872	-2,173,411
Net cash provided by operating activities	-345,899	114,146

Cash flows from investing activities
Purchase of property and equipment	-150,593	-112,341
Net cash used in investing activities	-150,593	-112,341

NET (DECREASE) INCREASE IN CASH	-496,492	1,805
Effects of exchange rates on cash	21,731	19,775
CASH, beginning of year	874,674	853,094

CASH, end of year	399,913	874,674

Supplemental Disclosure of Cash Flow Information
Cash payment for:
Income tax	47,902	158,181

See notes to financial statements

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Lanxi Tianxianfang Linen Textile Co., Ltd, (the “Company”) was established in Lanxi county, Heilongjiang Province in August 2006. The Company is principally engaged in the further processing and sale of linen and linen products, import and export of goods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting
The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Statement of Cash Flows
In accordance with SFAS No. 95, “Statement of Cash Flows,”cash flow from the Company’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

(c)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the accompanying financial statements and notes.  Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful accounts; useful lives and impairment of property and equipment.

(d)	Fiscal Year
Fiscal year is from January 1st to December 31st.

(e)	Cash and Cash Equivalent
Cash and cash equivalents are defined as cash available in bank accounts and highly liquid instruments with an initial term of less than three months. For the purpose of the statements of cash flows, the company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2009 or 2008.

(f)	Trade Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on the risk of the individual creditor, past experience and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Inventories
Inventories are stated at the lower of cost (weighted average cost) or market.

(h)	Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful lives
Building and warehouses	20 years
Machinery and equipment	10-15 years
Office furniture and equipment	5 years
Transportation equipment	5 years

(i)	Land Use Right
All land is owned by the Government in the PRC. Enterprises and individuals can pay the State a fee to obtain a right to use land for commercial purpose or residential purpose for an initial period of 50 or 70 years, respectively. The land use right can be sold, purchased, and exchanged in the market. The successor owner of the land use right will reduce the amount of time which has been consumed by the predecessor owner.

(j)	Income Tax
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)	Revenue recognition
Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met:
●	Persuasive evidence of an arrangement exists;
●	Delivery has occurred or services have been rendered;
●	The seller’s price to the buyer is fixed or determinable; and
●	Collectability is reasonably assured. Payments have been established.

(l)	Fair value of Financial Instruments
The fair values of the company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable, income taxes payable and accrued liabilities approximate their carrying values due to their short-term nature.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Comprehensive Income
The Company has adopted ASC 220 “Comprehensive Income” which establishes the rules for the reporting of comprehensive income and its components. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company’s current components of other comprehensive income are the foreign currency translation adjustment.

(n)	Foreign Currency Translation
For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity.

	2009	2008
Year end US$: RMB exchange rate	6.8172	6.8295
Average periodic US$: RMB exchange rate	6.8221	6.9199

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(o)	Recently Accounting Pronouncements
In December 2007, the FASB issued Statements of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”) and No.160, “Non  controlling Interests in Consolidated Financial Statements - an amendment to ARB No. 51”  (“SFAS 160”). Both SFAS 141R and SFAS 160 are to be adopted effective January 1, 2009. SFAS 141R requires the application of several new or modified accounting concepts that, due to their complexity, could introduce a degree of volatility in periods subsequent to a material business combination. SFAS 141R requires that all business combinations result in assets and liabilities acquired being recorded at their fair value, with limited exceptions. Other areas related to business combinations that will require changes from current GAAP include: contingent consideration, acquisition costs, contingencies, restructuring costs, in process research and development and income taxes, among others. SFAS 160 will primarily impact the presentation of minority or noncontrolling interests within the Balance Sheet and Statement of Operations as well as the accounting for transactions with noncontrolling interest holders. The adoption of SFAS No. 141 (revised 2007) and SFAS No. 160 did not have a material impact on the Company’s financial statements.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Recently Accounting Pronouncements (Continued)
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Hedging Instruments and Hedging Activities  - an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161, which is effective January 1, 2009, requires enhanced qualities and quantitative disclosures with respect to derivatives and hedging activities. The adoption of SFAS No. 161 did not have a material impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. The adoption of SFAS No. 162 did not have a material impact on the Company’s financial statements.

In June 2009, the FASB established the FASB Accounting Standards Codification (ASC) as the single source of authoritative U.S generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC superseded all previously existing non-SEC accounting and reporting standards, and any prior sources of U.S. GAAP not included in the ASC or grandfathered are not authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The ASC did not change current U.S. GAAP but changes the approach by referencing authoritative literature by topic (each a  “Topic”) rather than by type of standard. The adoption of SFAS 162 did not have a material impact on the Company’s financial statements.

Effective January 1, 2009, FASB issued FASB ASC 350-30 and ASC 275-10-50 (formerly FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”),  which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets.” The adoption of these revised provisions did not have a material impact on the Company’s financial statements.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Recently Accounting Pronouncements (Continued)
Effective January 1, 2009, the Company adopted FASB ASC 805-10, (formerly SFAS 141R, “Business Combinations”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in an acquiree and the goodwill acquired.  In addition, the provisions in this ASC require that any additional reversal of deferred tax asset valuation allowance established in connection with fresh start reporting on January 7, 1998 be recorded as a component of income tax expense rather than as a reduction to the goodwill established in connection with the fresh start reporting. The adoption of these revised provisions did not have a material impact on Financial Statements.

Effective July 1, 2009, the Company adopted FASB ASC 825-10-65 (formerly FASB Staff Position (“FSP”) No. FAS 107-1 and Accounting Principles Board 28-1, “Interim Disclosures about Fair Value of Financial Instruments”), which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of FASB ASC 825-10-65 did not have a material impact on the Company’s financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 820-10-65 (formerly FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have a material impact on the Company’s financial statements.

Effective July 1, 2009, the Company adopted FASB ASC 855-10 (formerly SFAS 165, “Subsequent Events”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Adoption of ASC 855-10 did not have a material impact on the Company’s financial statements.

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

3.	TRADE AND OTHER RECEIVABLE, NET

	December 31,	December 31,
	2009	2008
	USD	USD

Trade receivables	680,573	1,554,073
Less: allowance for doubtful accounts	3,403	-
Trade receivables, net	677,170	1,554,073

Other receivables	272,187	156,515
Less: allowance for doubtful accounts	1,361
Other receivables, net	270,826	156,515

At December 31, 2009 and 2008, the other receivables mainly include loans to the Company’s staffs.

4.	INVENTORIES

	December 31,	December 31,
	2009	2008
	USD	USD

Raw materials	246,907	1,605,651
Work in progress	103,056	45,680
Finished goods	14,565	438,160
Total inventories	364,528	2,089,491

5.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	December 31,
	2009	2008
	USD	USD

Building and warehouses	1,465,747	1,463,107
Machinery and equipment	3,901,901	3,894,874
Office equipment and furniture	5,293	5,283
Motor vehicles	44,573	44,492
Construction in progress	150,593
Total	5,568,107	5,407,756

Less: accumulated depreciation	1,142,890	729,549

Total Property, Plant and Equipment:	4,425,217	4,678,207

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

6.	LAND USE RIGHT

	December 31,	December 31,
	2009	2008
	USD	USD

Land use right	480,443	479,578
Less: Amortization	32,830	23,180
Land use right, net	447,613	456,398

7.	ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,	December 31,
	2009	2008
	USD	USD

Advance receipt credit		2,712,351
Interest-free loans	1,207,585	1,551,154
Other payables	9,154	28,258
Total	1,216,739	4,291,763

8.	TAXES PAYABLE

	December 31,	December 31,
	2009	2008
	USD	USD

Income taxes payable	22,647	12,397
Sales-related taxes payable	25,350	17,057
Value added tax payable	-270,382	-5,010
Maintenance construction tax payable	6,223	4,578
Land use tax payable	9,068	6,940
Extra charges of education funds payable	3,727	2,740
Others	-4,270	12
Total	-207,637	38,715

9.	CAPITAL

	December 31, 2009		December 31, 2008
	%	USD	%	USD

LiJie Fu	20	250,137	20	250,137
ShuFan Wang	80	1,015,518	80	1,015,518
Total	100	1,265,655	100	1,265,655

LANXI TIANXIANFANG LINEN TEXTILE CO., LTD
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

10.	STATUTORY RESERVES

As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain non-distributable reserves which include a statutory surplus reserve and a discretionary reserve.  Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in a Company’s PRC statutory financial statements.  Amounts to be appropriated to the discretionary reserve are to be determined at the discretion of the Company’s boards of directors. These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the approval from the boards of directors.

11.	SUBSIDY INCOME

	2009	2008
	USD	USD

Increment duty tax reimbursement	26,370	-
Total	26,370	-

12.	INCOME TAX

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 33% (30% national income tax and 3% local income tax) on income as reported in its statutory financial statements after appropriate tax adjustments. Beginning from January 1, 2008, the effective national income tax rate reduces to 25%.

The provision for income taxes consists of the followings:

	2009	2008
	USD	USD

Current Income Tax	55,474	170,416

The effective tax rate differed from the statutory Chinese income tax rate is as follows:

	2009	2008
China statutory income tax rate	25.00%	25.00%
Effect of:
Non-deductible expenses	0.55%	-
Effective Tax Rate	25.55%	25.00%